Mayer Brown LLP 71 South Wacker Drive Chicago, Illinois 60606-4637 Main Tel +1 312 782 0600 Main Fax +1 312 701 7711 www.mayerbrown.com
November 12, 2015

Katherine Hsu Office Chief Securities and Exchange Commission 100 F. Street N.E. Washington, D.C. 20549

Re:	Hyundai ABS Funding Corporation

Registration Statement on Form SF-3

Filed July 24, 2015

File No. 333-205844

Dear Ms. Hsu:

On behalf of Hyundai ABS Funding Corporation (the “Registrant”), and in response to the letter (the “Comment Letter”) dated August 14, 2015, with respect to the above-captioned Registration Statement on Form SF-3 (the “Initial Draft Registration Statement”) from the staff of the Securities and Exchange Commission (the “Staff”) to the Registrant, the Registrant is filing herewith Amendment No. 1 to the Initial Draft Registration Statement. For your convenience, we have also submitted a copy of Amendment No. 1 that has been marked to show changes from the draft submitted July 24, 2015.

The Registrant’s responses to the Comment Letter are set forth below. For ease of reference, the Staff’s comments have been repeated below in bold. Please note that the page references refer to the marked copy of the form of prospectus. Unless otherwise noted, “we,” “us” and similar terms refer to the Registrant, in its capacity as the registrant and the depositor under Regulation AB.

General

1.	Please file your exhibits, including the form of agreements, with the next amendment.

Response

We have filed our exhibits, including the forms of agreements, with Amendment No. 1.

Mayer Brown LLP operates in combination with other Mayer Brown entities (the "Mayer Brown Practices"), which have offices in North America,
Europe and Asia and are associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Mayer Brown llp

Ms. Katherine Hsu

Summary of Terms

Pre-Funding Period, page 4

2.	We note your bracketed disclosure that the issuing entity may acquire additional receivables during the prefunding period and during the revolving period. Please revise to include bracketed disclosure about the nature of the review of receivables that may be added to the pool performed by the issuer or sponsor as required by Rule 193 and whether those receivables deviate from disclosed underwriting criteria or other criteria or benchmark used to evaluate the assets. Refer to Items 1111(a)(7), 1111(a)(8) and 1111(g)(8) of Regulation AB.

Response

We have revised the summary disclosure on page 3 and the disclosure under “Review of Pool Assets” on page 77 to include bracketed disclosure about the nature of the review of any Receivables that may be added to the pool. We also have added bracketed disclosure under “Review of Pool Assets” on page 78 to specify where additional disclosure about any additional Receivables that deviate from the disclosed underwriting criteria would be found.

Review of Asset Representations, page 12

3.	We note your disclosure limiting the right to petition for a vote on whether to initiate an asset representations review to “noteholders” holding at least 5% of the aggregate outstanding principal balance of the outstanding notes. On page 87, you disclose that “it is anticipated that the only Noteholder will be Cede & Co.” Please revise to indicate that “investors,” as such term is defined on page 84, holding at least 5% of the aggregate outstanding principal balance of the outstanding notes may initiate a vote. Refer also to Section V.B.3(a)(2)(c)(i)(b) of the Asset-Backed Securities Disclosure and Registration Adopting Release (Release No. 33-9638) (the “2014 Regulation AB II Adopting Release”).

Response

We have revised the summary disclosure under “Review of Asset Representations” on page 14 to make it clear any investor is able to initiate a vote for an asset representations review.

The Asset Representations Reviewer, page 51

4.	We note that your disclosure contemplates the inclusion of a description of “any procedures agreed with the asset representations reviewer,” which leaves open the possibility that you may impose restrictions on the scope of the asset representations review. Please confirm that the duties specifically required of the asset representations reviewer for any offering will be sufficient for the asset representations reviewer to determine noncompliance with representations and warranties. Please refer to General Instruction I.B.1(b) of Form SF-3.

Mayer Brown llp

Ms. Katherine Hsu

Response

We confirm that the duties specifically required of the asset representations reviewer for any offering will be sufficient for the asset representations reviewer to determine noncompliance with representations and warranties.

5.	We note your bracketed disclosure regarding the indemnifications and limitations of liability of the asset representations reviewer. Please revise to include those provisions in the next amendment or alternatively, confirm, as the bracketed disclosure suggests, that such indemnification provisions would be limited to those that entitle the asset representations reviewer to be paid from Available Amounts and that no other types of indemnification are contemplated at this time.

Response

We have deleted the bracketed disclosure under “The Asset Representations Reviewer” on page 55 and replaced it with an explanation of the general indemnity (with standard carve-outs) that the asset representations reviewer will receive from the servicer.

Credit Risk Retention, page 54

6.	Please revise disclosure to include a description of the valuation methodology used to calculate fair values, including the key inputs and assumptions used to measure the fair value. In addition, please disclose the method by which you determined the range of bona fide estimates or specified prices, tranche sizes or rates of interest used to determine the range of fair values. Please refer to Rule 4(c)(1)(i) of Regulation RR (17 CFR Part 246). The revised disclosure should also include a summary description of the reference data set or other historical information used to develop the key inputs and assumptions, including loss given default and default rates. Please refer to Rule 4(c)(1)(i)(G) of Regulation RR.

Response: We have revised the disclosure under “Credit Risk Retention” on pages 58 through 61 to include a description of the valuation methodology used to calculate fair values. We have included a description of the reference data set and other historical information used to develop the key inputs and assumptions, including loss given default and default rates.

Mayer Brown llp

Ms. Katherine Hsu

7.	Please revise your disclosure to include a description of the material terms of the issuing entity’s certificate and the risk retention reserve account. If you choose to provide a cross reference in this section to disclosure elsewhere in the document, the cross reference should not refer to the entirety of the disclosure about the terms of the notes and certificates. We believe it would be acceptable to include a reference in this section to specific summary disclosure about, for example, the priority of payments and allocation of losses for the transaction if the referenced summary disclosure clearly indicates the retained ABS interest meets the risk retention requirements for an EHRI. Please refer to Rule 4(c)(1)(B) of Regulation RR.

Response

We have added disclosure on pages 58 and 61 regarding material terms of the issuing entity’s certificate and the risk retention reserve account, together with cross-references to more detailed descriptions of these terms elsewhere in the prospectus. We also revised disclosure on pages 105 and 106 to provide more detail on the risk retention reserve account and on page 108 to provide more detail on the issuing entity’s certificate.

8.	We note your bracketed disclosure that you intend to insert disclosure of hedges materially related to the credit risk of the securities. Please also revise to include disclosure to indicate that the holder of any ABS interest retained in accordance with the risk retention rules will not hedge such interest. Please refer to Item 1104(g) and the related instruction, and Rule 12 of Regulation RR.

Response

We have added disclosure on page 57 to clarify that the depositor, Hyundai Capital America or any other holder of such interest will not hedge their retained interest other than as permitted under the credit risk retention rules.

9.	Please revise your disclosure to include bracketed disclosure regarding the sponsor’s provision of post-closing disclosure, as applicable, in accordance with the risk retention requirements, including where such disclosure will be found (e.g., final Rule 424(b) prospectus; Form 8-K). Please refer to Rule 4(c)(1)(ii) of Regulation RR.

Mayer Brown llp

Ms. Katherine Hsu

Response

We have added disclosure on page 58 stating that any material change in the amount of the vertical interest retained by the depositor will be disclosed within a reasonable time after closing on either a Form 8-K or Form 10-D. We also added disclosure on page 61 stating that the depositor will recalculate the fair value of the Notes, the Certificate and the Risk Retention Reserve Account after the Closing Date and will disclose any changes in methodology, inputs or assumptions within a reasonable time after the Closing Date.

10.	We note that the disclosure about the risk retention reserve account appears to indicate that it will be initially unfunded and will ramp up to a specified balance. In order to comply with the risk retention requirements, an eligible horizontal cash reserve account must be fully funded at closing. Please revise to clarify. Please refer to Rule 4(b) of Regulation RR.

Response

We have revised the summary disclosure under “Credit Risk Retention” on page 15 to align with our disclosure elsewhere in the prospectus that the risk retention reserve account will be fully funded with a specified dollar amount as of the Closing Date. We also have revised the disclosure on page 61 to make this more clear.

11.	We note that the disclosure of the priority of payments for principal, the priority of payments for interest (page 84) and the priority of payments for both interest and principal after and during an event of default do not include disclosure of the process by which funds on deposit in the risk retention reserve account are distributed. You are required to disclose material terms of an eligible horizontal cash reserve account. Please refer to Rule 4(b) and Rule 4(c)(iii) of Regulation RR. Therefore, please revise to include disclosure regarding the process by which funds on deposit are distributed in an appropriate location in the prospectus.

Response

We have added a new section on page 105 titled “Risk Retention Reserve Account”, which sets forth the material terms of the eligible horizontal cash reserve account. We also added disclosure throughout the prospectus to show how funds on deposit in the risk retention reserve account are distributed. Specifically, we added such distributions to the priority of payments on page 93.

Description of the Transaction Documents

Asset Representations Review, Delinquency Trigger, page 101

Mayer Brown llp

Ms. Katherine Hsu

12.	Please revise to include bracketed disclosure of how the delinquency threshold that triggers a review by the asset representations reviewer was determined to be appropriate. Please revise your disclosure to include a comparison of the delinquency trigger against the delinquencies disclosed for prior securitized pools or similar receivables of the sponsor. Please refer to Item 1113(a)(7)(i) of Regulation AB.

Response

We have added bracketed disclosure on page 111 to describe how the delinquency threshold that triggers a review by the asset representations reviewer was determined to be appropriate. We also have revised the disclosure to include a comparison of the delinquency trigger against prior securitized pools and added a placeholder for a chart illustrating the same.

Asset Review Voting, page 102

13.	Please explain the brackets around “for that Payment Date.” Is there an alternative measurement date?

Response

We deleted the brackets from “for that Payment Date” on page 111.

14.	Please confirm that notes held by the sponsor or servicer, or any affiliates thereof, are not included in the calculation of determining whether 5% of investors have elected to initiate a vote. See Section V.B.3(a)(2)(c)(i)(b) of the 2014 Regulation AB II Adopting Release.

We confirm that notes held by the sponsor or servicer, or any affiliates thereof, are not included in the calculation of determining whether 5% of investors have elected to initiate a vote. We also have added corresponding disclosure to the prospectus on page 99.

Fees and Expenses for Asset Review, page 102

15.	Please remove the brackets from the final sentence in this paragraph or provide alternative bracketed disclosure of the source of payment for the Review Expenses.

Response

We deleted the brackets on page 112.

Dispute Resolution, page 103

Mayer Brown llp

Ms. Katherine Hsu

16.	We note your disclosure that a percentage of Noteholders would be required to request that the seller repurchase a receivable. On page 87, you disclose that “it is anticipated that the only Noteholder will be Cede & Co.” Please revise to indicate that “investors,” as such term is defined on page 84, holding at least [__]% of the aggregate outstanding principal balance of the outstanding notes may request a repurchase. Also revise to include disclosure of the process by which investors would make such a request to the seller.

Response

We have revised the disclosure on page 113 to make it clear that any investor is able to request a repurchase. We also added disclosure to state that the investors must communicate any such request to the indenture trustee who will promptly provide a copy to the seller.

17.	Please revise the disclosure to indicate in what circumstances and on what basis the indenture trustee would exercise its discretion to repurchase a receivable.

Response

We have deleted the two instances “in its discretion or” on page 113 to make clear that the indenture trustee would act only at the direction of Investors and that the owner trustee would act only at the direction of a Certificateholder.

18.	Please revise to include bracketed disclosure of who will choose among the options for an arbitrator and who will make the appointment from the list of neutrals.

Response

We have revised the disclosure on page 113 to provide that the parties jointly, or the AAA, will choose among the options for an arbitrator and that the AAA arbitration rules then in effect will determine such appointment from a list of neutral parties.

19.	Please revise the disclosure to clarify that “certain confidentiality restrictions and additional terms set forth in the sale and servicing agreement” with respect to an arbitration or mediation will not prevent disclosure of information required by all applicable securities laws. Please also confirm to us that any restrictions will not infringe on the rights of noteholders to use the shelf-required investor communication mechanism.

Mayer Brown llp

Ms. Katherine Hsu

Response

We have revised the disclosure on page 113 to clarify that the confidentiality restrictions and additional terms in the sale and servicing agreement will not prevent the disclosure of information required by any applicable securities laws. We confirm that any restrictions will not infringe on the rights of noteholders to use the shelf-required investor communication mechanism.

Description of the Indenture

Duties of the Indenture Trustee, page 114

20.	We note your discussion that the indenture trustee will be under no obligation to exercise any of the rights or powers vested in it by the indenture or to institute, conduct, or defend any litigation under the trust agreement. We also note a similar discussion with respect to the owner trustee on page 119. Please tell us why such contractual provisions would not undermine the trustees’ duties in connection with actions required by the shelf eligibility criteria relating to dispute resolution and the asset representations review.

Response

We have revised the disclosure with respect to both the owner trustee and the indenture trustee on pages 124 and 130 to clarify that such provisions will not apply in connection with an asset representations review or a dispute resolution proceeding.

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned at (312) 701-7373. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Very truly yours,

/s/ Stuart M. Litwin

Stuart M. Litwin

cc:	Weni Gieseking